                                 SCHEDULE 13G

                                (RULE 13d-102)

   Information to be Included in Statements Filed Pursuant to Rule 13d-1(b),
       (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                                  NuCo2 Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   629428103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


   Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                -------------------------
 CUSIP No. 629428103                  13G             Page
---------------------                                -------------------------

------------------------------------------------------------------------------
      Names of Reporting Persons/
 1    I.R.S. Identification Nos. of Above Persons (Entities Only)

          WILLIAM P. EGAN

------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC Use Only
 3


------------------------------------------------------------------------------
      Citizenship or Place of Organization
 4
          USA

------------------------------------------------------------------------------
                          Sole Voting Power
                     5
     Number of               58,750 -- Please also refer to Attachment A

      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      6
                            131,000 -- Please also refer to Attachment A
     Owned by
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     7
    Reporting                58,750 -- Please also refer to Attachment A

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          8
                            131,000 -- Please also refer to Attachment A
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
 9
          379,500 -- Please also refer to Attachment A, Footnote 5
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
10    (See Instructions)
                                                                    [_]
          N/A
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (9)
11
          5.2584% -- Please also refer to Attachment A

------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
12
          IN

------------------------------------------------------------------------------

ITEM 1.

     (a) NAME OF ISSUER

               NuCo2 Inc.

     (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               2800 Southeast Market Place
               Stuart, Florida 34997

ITEM 2.

     (a) NAME OF PERSON FILING

               WILLIAM P. EGAN

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

               c/o Burr, Egan, Deleage & Co.
               One Post Office Square, Suite 3800
               Boston, Massachusetts 02103

     (c) CITIZENSHIP

               USA

     (d) TITLE OF CLASS OF SECURITIES

               Common Stock

     (e) CUSIP NUMBER

               629428103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

               This statement is filed pursuant to Rule 13d-1(c)

ITEM 4. OWNERSHIP.

     (a)  AMOUNT BENEFICIALLY OWNED

               379,500 -- Please refer to Attachment A

     (b)  PERCENT OF CLASS

               5.2584% -- Please also refer to Attachment A

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                      58,750 -- Please also refer to Attachment A

          (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                     131,000 -- Please also refer to Attachment A

          (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                      58,750 -- Please also refer to Attachment A

          (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                     131,000 -- Please also refer to Attachment A

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Please refer to Attachment A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               N/A

ITEM 9.  NOTICE OF DISSOLUTION OF A GROUP

               N/A

ITEM 10. CERTIFICATION

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        Date: July 22, 1998


                                              /s/ WILLIAM P. EGAN
                                        ----------------------------------
                                                  WILLIAM P. EGAN

                                 ATTACHMENT A

                                   NUCO2 INC.

                COMMON STOCK OWNERSHIP TABLE AS OF JULY 14, 1998


A)   SHARES OWNED BY / AFFILIATED WITH WILLIAM P. EGAN

Beneficial Owner (issued in the name of)      # of Shares       Date Acquired
----------------------------------------      -----------       -------------
William P. Egan                                 58,750          Various times from 6/29/98 thru 7/14/98
The William P. Egan 1985 Children's Trust       56,250 (1)(2)   Various times from 6/29/98 thru 7/14/98
The William P. Egan 1986 Children's Trust        2,500 (1)(2)   Various times from 6/29/98 thru 7/14/98

                                 TOTAL:       117,500

B)   SHARES OWNED BY / AFFILIATED WITH CRAIG L. BURR

Beneficial Owner (issued in the name of)      # of Shares       Date Acquired
----------------------------------------      -----------       -------------
Craig L. Burr                                 131,000           Various times from 11/4/97 thru 6/12/98
The Craig L. Burr 1986 Children's Trust       131,000 (3)(4)    Various times from 11/4/97 thru 6/12/98

                                 TOTAL:       262,000

C)  SUMMARY
                                                               Total # of Shares
                                                               -----------------

     William P. Egan & affiliated entities                         117,500
     Craig L. Burr & affiliated entities                           262,000

                                 TOTAL:                            379,500  (5)

Total shares of NuCo2 issued & outstanding:  7,217,000              5.2584%



(1) of which Mr. Egan, a principal of Burr, Egan, Deleage & Co. (a venture capital firm founded by Mssrs. Craig L. Burr, William P. Egan and Jean Deleage), is neither a trustee nor claims any beneficial ownership.

(2) of which Mr. Burr, a principal of Burr, Egan, Deleage & Co. (a venture capital firm founded by Mssrs. Craig L. Burr, William P. Egan and Jean Deleage), is a trustee but disclaims all beneficial ownership.

(3) of which Mr. Burr, a principal of Burr, Egan, Deleage & Co. (a venture capital firm founded by Mssrs. Craig L. Burr, William P. Egan and Jean Deleage), is neither a trustee nor claims any beneficial ownership.

(4) of which Mr. Egan, a principal of Burr, Egan, Deleage & Co. (a venture capital firm founded by Mssrs. Craig L. Burr, William P. Egan and Jean Deleage), is a trustee but disclaims all beneficial ownership.

(5) MR. BURR AND MR. EGAN MAY CONSULT WITH EACH OTHER IN CONNECTION WITH THE ACQUISITION AND DISPOSITION OF SHARES OF NUCO2 INC.